UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cenovus Energy Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

15135U109
(CUSIP Number)

Edith Shih
CK Hutchison Holdings Limited
48th Floor, Cheung Kong Center
2 Queen’s Road Central
Hong Kong
Telephone: +852 2128 1232
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15135U109	Schedule 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Hutchison Whampoa Europe Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	316,927,051(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	316,927,051(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	316,927,051(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	16.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)    Represents 316,927,051 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2)    The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Hutchison Whampoa Luxembourg Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Barbados and continued in Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	316,927,051(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	316,927,051(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	316,927,051(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	16.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)    Represents 316,927,051 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. Hutchison Whampoa Luxembourg Holdings S.à r.l. owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS CK Hutchison Global Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	316,927,051(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	316,927,051(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	316,927,051(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	16.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)    Represents 316,927,051 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. CK Hutchison Global Investments Limited owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS CK Hutchison Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	316,927,051(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	316,927,051(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	316,927,051(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	16.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

(1)    Represents 316,927,051 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by Hutchison Whampoa Europe Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D. CK Hutchison Holdings Limited owns no securities of the Issuer directly and disclaims beneficial ownership of the Common Shares held or which may be acquired by Hutchison Whampoa Europe Investments S.à r.l. except to the extent of its pecuniary interest therein.

(2)    The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 6 of 13 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 11, 2021 (as amended, the “Schedule 13D”), and is being filed jointly by Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison Europe”), Hutchison Whampoa Luxembourg Holdings S.à r.l. (“Hutchison Luxembourg”), CK Hutchison Global Investments Limited (“Hutchison Global Investments”) and CK Hutchison Holdings Limited (“CK Hutchison”, and collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 14, 2023, Hutchison Europe entered into a warrant repurchase agreement with the Issuer (“Warrant Repurchase Agreement”), pursuant to which the Issuer agreed to repurchase the 26,299,491 warrants of the Issuer (“Warrants”) held by Hutchison Europe at a price of C$15.6357 per Warrant for aggregate gross proceeds to Hutchison Europe of C$411,210,951.43, which will be paid by the Issuer to Hutchison Europe on or before January 5, 2024. The repurchase described herein closed on June 14, 2023.

Item 5	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a). and (b). The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Each of Hutchison Luxembourg, CK Hutchison and Hutchison Global Investments expressly disclaims beneficial ownership of any Common Shares held or which may be acquired by Hutchison Europe except to the extent of their pecuniary interests therein, and the Reporting Persons do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act). This Schedule 13D shall not be construed as acknowledging that Hutchison Luxembourg, CK Hutchison or Hutchison Global Investments beneficially owns any Common Shares held or which may be acquired by Hutchison Europe for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the knowledge of the Reporting Persons as of June 14, 2023, among the directors and executive officers of each Reporting Person listed in Schedule A hereto:

•
Mr. FOK Kin Ning, Canning (i) has an interest in 200,334 Common Shares and 16,623 Warrants which are held through a company jointly controlled by him and his spouse over which they share voting and dispositive power; and (ii) owns 31,638 deferred share units of the Issuer;

•	Mr. Frank John SIXT owns 55,740 Common Shares, 4,569 Warrants and 40,610 deferred share units of the Issuer;
•	Mr. IP Tak Chuen, Edmond owns 206,197 Common Shares and 17,110 Warrants;
•	The spouse of Mr. LEE Yeh Kwong, Charles owns 1,201 Common Shares and 99 Warrants, over which Mr. Lee may be deemed to share voting and dispositive power;
•	Mr. George Colin MAGNUS owns 27,436 Common Shares and 2,276 Warrants;
•	Ms. LEE Wai Mun, Rose owns 8,462 Common Shares and 682 Warrants which are held through a company wholly owned by Ms. Lee;
•	Mr. James Demitrius GIRGULIS owns 22,144 share options of the Issuer; and
•	none of the other persons named in Item 2 beneficially owns any Common Shares or securities of the Issuer convertible into Common Shares within sixty days of June 14, 2023.
Except as noted above, each of the foregoing persons has sole voting and dispositive power with respect to such securities.

(c). Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Common Shares during the past 60 days.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2023

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:	/s/ James Girgulis
Name: James Girgulis
Title: Authorized Signatory

HUTCHISON WHAMPOA LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ James Girgulis
Name: James Girgulis
Title: Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name: Edith Shih
Title: Authorized Signatory

Schedule A

Hutchison Whampoa Europe Investments S.à r.l.

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Edith SHIH	British	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Christian Nicolas Roger SALBAING 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	French	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

James Demitrius GIRGULIS 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	Canadian	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Thomas Georg GEIGER 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	German	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Shane Robert AH PIANG 1, route d’Esch L-1470 Luxembourg Grand Duchy of Luxembourg	Luxembourg	Manager, Hutchison Whampoa Europe Investments S.à r.l.(2)

Hutchison Whampoa Luxembourg Holdings S.à r.l.

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Edith SHIH	British	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Christian Nicolas Roger SALBAING 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	French	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

James Demitrius GIRGULIS 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	Canadian	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Thomas Georg GEIGER 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	German	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

Shane Robert AH PIANG 1, route d’Esch L-1470 Luxembourg Grand Duchy of Luxembourg	Luxembourg	Director, Hutchison Whampoa Luxembourg Holdings S.à r.l.(3)

CK Hutchison Global Investments Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

FOK Kin Ning, Canning	British	Director, CK Hutchison Global Investments Limited(4)

Frank John SIXT	Canadian	Director, CK Hutchison Global Investments Limited(4)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

LAI Kai Ming, Dominic	Canadian	Director, CK Hutchison Global Investments Limited(4)

Edith SHIH	British	Director, CK Hutchison Global Investments Limited(4)

CHEUNG Kwan Hoi	British	Director, CK Hutchison Global Investments Limited(4)

CK Hutchison Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

FOK Kin Ning, Canning	British	Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

Frank John SIXT	Canadian	Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

LAI Kai Ming, Dominic	Canadian	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

Edith SHIH	British	Executive Director, CK Hutchison Holdings Limited(5)

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Yeh Kwong, Charles 26th Floor, Jardine House 1 Connaught Place, Central Hong Kong	Hong Kong	Non-executive Director, CK Hutchison Holdings Limited(5)

George Colin MAGNUS Room 701, Car Po Commercial Building 18-20 Lyndhurst Terrace Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

WOO Mo Fong, Susan (alias CHOW WOO Mo Fong, Susan) 9A Po Garden, 9 Brewin Path Mid-levels, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

Philip Lawrence KADOORIE 24/F., St. George's Building 2 Ice House Street Central, Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

LAU Yau Fun, Sophie (alias LEUNG LAU Yau Fun, Sophie) 1st Floor, 15 Wang Chiu Road Kowloon Bay, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Wai Mun, Rose Unit 623, Level 6, Core F Cyberport 3, 100 Cyberport Road Cyberport, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Paul Joseph TIGHE 69 Nurrawallee Street Ulladulla NSW 2539 Australia	Australian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Kwai Lam Room 809, 8/F, Tai Yau Building 181 Johnston Road Wanchai Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Yick-ming, Rosanna 23/F., The Hong Kong Federation of Youth Groups Building 21 Pak Fuk Road North Point, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Notes to Schedule A:

(1)	Unless otherwise indicated, the business address of each of the named persons is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2)
The principal address of Hutchison Whampoa Europe Investments S.à r.l. is 7, rue du Marché-aux-Herbes, L-1728 Luxembourg, Grand Duchy of Luxembourg.  The businesses of Hutchison Whampoa Europe Investments S.à r.l. are investment holding and funds investment manager.

(3)
The principal address of Hutchison Whampoa Luxembourg Holdings S.à r.l. is 7, rue du Marché-aux-Herbes, L-1728 Luxembourg, Grand Duchy of Luxembourg.  The business of Hutchison Whampoa Luxembourg Holdings S.à r.l. is investment holding.

(4)
The principal address of CK Hutchison Global Investments Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The business of CK Hutchison Global Investments Limited is investment holding.

(5)
The principal address of CK Hutchison Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises four core segments: ports and related services, retail, infrastructure and telecommunications.